Confirming Statement

This Statement confirms that the undersigned has authorizedand and designated WESLEY E COLLEY, C TIM CASSELS, or JACQUELINE BARNARD to execute and file on the undersigned's behalf all Forms
3, 4 and 5, including any amendments thereto, that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of AMERICANWEST BANCORPORATION.
The authority under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 or 5 with regard to the undersigned's ownership of or transactions in securities of AMERICANWEST
CORPORATION, unless earlier revoked in
writing.  The undersigned acknowledges
that the above authorized persons
are not assuming, nor is AMERICANWEST
BANCORPORATION assuming, any of the undersigned's responsibilities to comply with Section
16 of the Securities Exchange Act of 1934.

Dated:  December 11, 2003

/S/ RICK E SHAMBERGER